FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of: February, 2005
Commission File Number: 001-15218

LAFARGE
(Translation of registrant's name into English)

61, rue des Belles Feuilles
75116 Paris
France
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F      Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes      No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Enclosures:

Press Release, dated February 8, 2005, relating to Lafarge Boral Gypsum in Asia (LBGA) to double its capacity in China

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PRESS RELEASE

Euronext: LG, NYSE: LR	Paris, February 8, 2005

Lafarge Boral Gypsum in Asia (LBGA) to double its capacity in China

Lafarge announces today that Lafarge Boral Gypsum in Asia (LBGA), its plasterboard joint-venture with Boral, will double its plasterboard manufacturing capacity in China.

Two new plants will be constructed – as government approvals have been received -one in Shanghai and one in Chongqing which will complement LBGA’s existing manufacturing facilities in both cities. The Chongqing plant is expected to be operational in the third quarter of 2005 and the Shanghai plant in the first quarter of 2006.

With a total investment of approximately US $30 million Lafarge Boral Gypsum in Asia will double its production capacity from around 35 million square metres of plasterboard per annum to more than 70 million square metres to keep up with a sustained market growth in China of more than 15% p.a. in the last 5 years.

Isidoro Miranda, Executive Vice President of Lafarge Group, and Chairman of the Board of LBGA, said:

"This new development in China is an important step in our Asian plasterboard joint venture's growth strategy. These new plants, in the high growth markets of Shanghai and Chongqing, will allow us to build on our leadership position in Eastern China, as well as to increase our penetration of the fast developing markets of Central China. Our modern and high quality plasterboard solutions, respectful of the environment, are essential to our long term growth. Furthermore we expect this investment to create value rapidly.”

Notes to Editors:

1.	Lafarge Gypsum first started its activities in Shanghai in 1996. Lafarge Boral Gypsum in Asia (LBGA) is a 50/50 plasterboard joint venture between the Australian based building materials Boral Australia Ltd and the French based Lafarge Group. Since its establishment in June 2000, LBGA has grown its position as the largest producer and supplier of gypsum plasterboard and related products in Asia (excluding Japan). LBGA operates in China, Korea, Indonesia, Thailand and Malaysia, exporting to many countries in the Asia Pacific region.

2.	Lafarge Group has about 2400 employees in China, where it started its activities in 1994 through a JV in cement. All four of the Group’s Divisions are present in the country.

Lafarge, the world leader in building materials, holds top-ranking positions in all four of its Divisions: Cement, Aggregates & Concrete, Roofing and Gypsum. Lafarge employs 75,000 people in 75 countries. In 2004, the Group posted sales of €14.4 billion.

Further information is available on the web site at www.lafarge.com.

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COMMUNICATIONS:	INVESTOR RELATIONS:
Stéphanie Tessier: 33-1 44-34-92-32 stephanie.tessier@lafarge.com	James Palmer: 33-1 44-34-11-26 james.palmer@lafarge.com

Amanda Jones: 33-1 44-34-19-47 amanda.jones@lafarge.com	Danièle Daouphars: 33-1 44-34-11-51 daniele.daouphars@lafarge.com

Statements made in this press release that are not historical facts are forward-looking statements made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. These statements are not guarantees of future performance and involve risks, uncertainties and assumptions ("Factors"), which are difficult to predict. Some of the Factors that could cause actual results to differ materially from those expressed in the forward-looking statements include, but are not limited to: the cyclical nature of the Company's business; national and regional economic conditions in the countries in which the Group does business; currency fluctuations; seasonal nature of the Company’s operations; levels of construction spending in major markets; supply/demand structure of the industry; competition from new or existing competitors; unfavorable weather conditions during peak construction periods; changes in and implementation of environmental and other governmental regulations; our ability to successfully identify, complete and efficiently integrate acquisitions; our ability to successfully penetrate new markets; and other Factors disclosed in the Company's public filings with the French Autorité des Marchés Financiers and the US Securities and Exchange Commission including its Reference Document and annual report on Form 20-F. In general, the Company is subject to the risks and uncertainties of the construction industry and of doing business throughout the world. The forward-looking statements are made as of this date and the Company undertakes no obligation to update them, whether as a result of new information, future events or otherwise.

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Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date February 8, 2005	Lafarge
(Registrant)

	By:	/s/ Jean-Pierre Cloiseau
	Name:	Jean-Pierre Cloiseau
	Title:	Senior Vice President, Finance

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